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FEB 25 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46451

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Voya Financial Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristin Hultgren	860-580-1798	kristinl.hultgren@voya.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

55 Ivan Allen Jr. BLVD, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Voya Financial Partners, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Financial Operations Principal

Notary Public My Commission Expires 2/28/2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Voya Financial Partners, LLC
Financial Statements and Supplemental Information
Year ended December 31, 2021

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Voya Financial Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Voya Financial Partners, LLC (the Company) as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2001.

Ernst & Young LLP
Atlanta, GA
February 24, 2022

Voya Financial Partners, LLC
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	47,075,931
Receivables from affiliates		29,953,033
Prepaid expenses		433,185
Other receivables, net of allowance of $169,629		74,411
Total assets	$	77,536,560
Liabilities and Member's equity		
Liabilities:		
Payables to affiliates	$	4,842,877
Accrued expenses and other liabilities		2,158,469
Commissions payable		12,478,626
Total liabilities		19,479,972
Contingencies (Note 7)		
Member's equity		58,056,588
Total liabilities and member's equity	$	77,536,560

The accompanying notes are an integral part of these financial statements.

Voya Financial Partners, LLC
Statement of Income
Year ended December 31, 2021

Revenues:		
Commissions	$	282,353,825
Fee income		171,992,354
Interest income		1,362
Total revenues		454,347,541
Expenses:		
Commissions		291,441,778
Salaries and employee benefits		4,019,465
Operating expenses		72,343,702
Licenses and fees		617,016
Total expenses		368,421,961
Net income	$	85,925,580

The accompanying notes are an integral part of these financial statements.

Voya Financial Partners, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2021

	Total Member's Equity
Balance at January 1	$ 57,131,008
Net income	85,925,580
Dividend paid to Member	(85,000,000)
Balance at December 31	$ 58,056,588

The accompanying notes are an integral part of these financial statements.

Voya Financial Partners, LLC
Statement of Cash Flows
Year ended December 31, 2021

Cash flows from operating activities		
Net income	$	85,925,580
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts payable to/receivable from affiliates		7,992,289
Decrease in other receivables		40,902
Increase in prepaid expenses		(193,778)
Decrease in commissions payable		(5,827,285)
Increase in accrued expenses and other liabilities		2,118,642
Net cash provided by operating activities		90,056,350
Cash flows from financing activities		
Dividends paid to Member		(85,000,000)
Net cash used in financing activities		(85,000,000)
Net increase in cash		5,056,350
Cash at the beginning of the year		42,019,581
Cash at end of the year	$	47,075,931

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Voya Financial Partners, LLC (the "Company") is a single member limited liability company of which Voya Retirement Insurance and Annuity Company ("VRIAC" or "Parent" or "Member") is the sole member. VRIAC is a wholly-owned subsidiary of Voya Holdings Inc. and ultimately of Voya Financial, Inc.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as an investment advisor pursuant to the Investment Advisers Act of 1940. It is a member of the Financial Industry Regulatory Authority ("FINRA") and is also registered with the appropriate U.S. jurisdictions, U.S. territories, and state securities authorities as a broker-dealer. The Company acts as the wholesale distributor and/or underwriter of mutual fund based products and variable annuity products .

The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Other Receivables

Other receivables are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Revenue and Expense Recognition

Revenue is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties.

Commissions
Commissions represent revenue earned by the Company in its role as wholesale distributor of mutual fund based products and variable annuity products. For these products, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

Fee Income
The Company enters into agreements with managed accounts or other investment vehicles (funds) to distribute shares through variable annuity products. Fee arrangements are based on a percentage applied to assets under management. For these products, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

Revenue is disaggregated by type of service in the following table:

	Year Ended December 31, 2021	
Service Line		
Commissions	$	282,353,825
Fee Income		171,992,354
Total revenue from contracts with customers	$	454,346,179

Receivables of $26,532,896 are included in Receivables from affiliates on the Statement of Financial Condition as of December 31, 2021.

Commission expenses, which reflect compensation to agents/brokers for products sold, salaries and employee benefits, operating expenses and licenses and fees, are recorded when incurred.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution is made during its taxable year. As such no federal income taxes are reflected for the year ended December 31, 2021. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at VRIAC due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

Tax Regulatory Matters

For the tax years 2019 through 2021, the Company participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. For the 2019 and 2020 tax years, the Company was in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS did not conduct any review or provide any letters of assurance for those tax years.

4. Related-Party Transactions

The Company acts as distributor and underwriter of products issued by certain affiliates of the Company. For the year ended December 31, 2021, the Company earned revenue of $282,353,825 and $111,624,154 included in Commissions and Fee income, respectively, on the Statement of Income through its related party agreements. As of December 31, 2021, commission payable to Voya Financial Advisors, Inc., an affiliate of the Company, of $4,842,877 is included in Payables to affiliates on the Statement of Financial Condition.

Operating expenses of the Company are incurred pursuant to agreements with affiliates. During the year ended December 31, 2021, the Company reported expenses of $4,019,465, $72,343,702, and $617,016 which is included in Salaries and employee benefits, Operating expenses and Licenses and fees, respectively, on the Statement of Income.

Receivables and payables with VRIAC and its affiliates are settled in cash on a regular basis.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. Dividends

For the year ended December 31, 2021, the Company paid dividends of $85,000,000 to VRIAC.

6. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (both 401(k), pension and deferred compensation) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2021 and relied on its affiliated companies to cover all eligible employees. All benefits paid by affiliates are charged back to the Company for reimbursement. Employee benefit plan expenses incurred by the Company included in the Statement of Income as salaries and employee benefits expenses were $181,995 for the year ended December 31, 2021.

7. Contingencies

The Company is, from time to time, party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2021, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

As of December 31, 2021, the Company had net capital of $27,595,959 which was $26,297,294 in excess of its required net capital of $1,298,665. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 0.7.

Supplemental Information

Voya Financial Partners, LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2021

Schedule I

Net Capital			
Total Member's equity		$	58,056,588
Non-allowable assets and deductions and charges:			
Non-allowable assets:			
Receivables from affiliates	29,953,033		
Prepaid expenses	433,185		
Other receivables, net of allowance of $169,629	74,411		
Total non-allowable assets and deductions and charges		$	30,460,629
Net capital		$	27,595,959
Aggregate indebtedness		$	19,479,972
Net capital requirement (greater of 6 2/3 % of aggregate indebtedness or 100,000)		$	1,298,665
Excess net capital		$	26,297,294
Ratio of aggregate indebtedness to net capital			0.7

There are no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2021 filed on January 26, 2022.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(i) of that Rule.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(2)(i) of that Rule.

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
Voya Financial Partners, LLC

We have reviewed management's statements, included in the accompanying Voya Financial Partners, LLC's Exemption Report, in which (1) Voya Financial Partners, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2021 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Ernst & Young LLP
Atlanta, GA
February 24, 2022

2202-3986239

Voya Financial Partners, LLC's Exemption Report

Voya Financial Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (k)(2)(i) and,

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Kristin Hultgren, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________________
Chief Financial Officer, Voya Financial Partners, LLC

February 24, 2022

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

SEC Mail Processing

FEB 25 2022

Washington, DC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Voya Financial Partners, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Voya Financial Partners, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries and copies of wire requests.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021.

   No findings were found as a result of applying the procedure.

EY
Building a better working world

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments by revenue type.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

Ernst & Young LLP
Atlanta, GA
February 24, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

46451 FINRA DEC
VOYA FINANCIAL PARTNERS LLC
ATTN: MICHELLE ROSENBERG
1 ORANGE WAY #C2N
WINDSOR, CT 06095-4773

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristin Hultgren (860) 580 1798

2.	A. General Assessment (item 2e from page 2)	$ 665
	B. Less payment made with SIPC-6 filed (**exclude interest**) 7/29/2021 Date Paid	(1035)
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	(370)
	E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$ (370)

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ ____________

H. Overpayment carried forward $(370)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Voya Financial Partners, LLC
(Name of ~~Corporation, Partnership~~ or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 22nd day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$454,347,541
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	453,156,283
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): TSA revenue $746,422; Interest Income $1,361 (Deductions in excess of $100,000 require documentation)	747,783
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	453,904,066
2d. SIPC Net Operating Revenues	$443,475
2e. General Assessment @ .0015	$665
	(to page 1, line 2.A.)